

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2025

Douglas Sharp
Executive Vice President of Finance and Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, TX 77339

      Re: Insperity, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-13998

Dear Douglas Sharp:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services